Exhibit 99.1

Explanatory Note

Management Accounts for the First Half of Fiscal Year 2018.

In accordance with its obligations under NYSE Rule 203.03, eHi Car Services Limited (the “Company”) has furnished the Securities and Exchange Commission with a Form 6-K setting forth the Company’s balance sheet as of June 30, 2018 and interim results for the six months ended June 30, 2018.

These materials reflect management accounts and have not been prepared in accordance with U.S. GAAP, are not audited or reviewed, and may not be indicative of the Company’s results for the year ended December 31, 2018. Non-GAAP information is not prepared in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies.

To supplement its unaudited condensed consolidated financial statements, the Company uses adjusted EBITDA as a non-GAAP financial measure. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. A limitation of using adjusted EBITDA is that adjusted EBITDA excludes the above-mentioned items that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2017	June 30, 2018
	RMB	RMB
	unaudited	unaudited
ASSETS
Current assets:
Cash and cash equivalents	671,350,459	388,305,451
Restricted cash	612,121,936	433,453,466
Accounts receivable, net	446,223,596	417,546,022
Prepaid expenses and other current assets	1,505,857,012	1,692,382,610
Transaction related costs	-	90,574,334
Short term loans receivable	50,000,000	-
Assets held for sale	78,904,246	87,976,183
Total current assets	3,364,457,249	3,110,238,066

Cost method investment	10,800,000	69,000,000
Property and equipment, net	7,057,045,317	7,439,870,235
Intangible assets	66,505,752	66,384,791
Vehicle purchase deposits	367,839,691	367,839,691
Deferred tax assets, non-current	-	-
Other non-current assets	61,814,009	22,321,798
Total assets	10,928,462,018	11,075,654,581

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	617,870,011	574,930,198
Accrued expenses and other current liabilities	434,097,575	321,024,606
Income tax payable	18,180,848	12,120,702
Short-term debt	1,376,807,390	2,723,079,355
Total current liabilities	2,446,955,824	3,631,154,861

Long-term debt	4,237,694,941	3,234,856,277
Deferred tax liabilities, non-current	27,638,307	27,638,307
Other non-current liabilities	9,626,177	8,782,681
Total liabilities	6,721,915,249	6,902,432,126

Shareholders’ equity
Common shares	878,663	878,663
Additional paid in capital	4,489,246,326	4,493,290,358
Accumulated other comprehensive income	121,858,122	72,521,815
Accumulated deficits	(405,436,342)	(393,468,381)
Total shareholders’ equity	4,206,546,769	4,173,222,455
Total liabilities and shareholders’ equity	10,928,462,018	11,075,654,581

	2017 Half Year	2018 Half Year
	RMB	RMB
Net revenues:
Car Rentals	997,057,810	1,209,730,091
Car Services	258,263,689	290,891,484
Total net revenues	1,255,321,499	1,500,621,575

Cost of revenues	(877,299,000)	(1,057,813,571)

Gross profit	378,022,499	442,808,004

Selling and marketing expenses	(70,514,316)	(64,175,909)
General and administrative expenses	(126,993,963)	(171,499,982)
Other operating income	1,469,013	4,012,358
Total operating expenses	(196,039,266)	(231,663,533)
Profit from operations	181,983,233	211,144,471

Interest income	4,863,411	11,319,368
Interest expense	(112,291,027)	(195,525,839)
Other income (expense), net	1,203,006	(4,096,942)
Income before income taxes	75,758,623	22,841,058
Provision for income taxes	(14,593,365)	(10,873,097)

Net income	61,165,258	11,967,961
Net income attributable to common shareholders	61,165,258	11,967,961
	4.9%	0.8%
Net income	61,165,258	11,967,961
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(8,327,024)	(49,336,307)
Comprehensive income (loss)	52,838,234	(37,368,346)

Reconciliation of Net Income and Adjusted EBITDA Results

	2017 Half Year	2018 Half Year
	RMB	RMB

Net income	61,165,258	11,967,961
Add(subtract)
Share based compensation	7,512,391	3,413,276
Interest income	(4,863,411)	(11,319,368)
Interest expenses	112,291,027	195,525,839
Provision for income taxes	14,593,365	10,873,097
Depreciation and amortization	367,406,312	440,945,999
Adjusted EBITDA	558,104,942	651,406,804

Total Net revenues	1,255,321,499	1,500,621,575

Adjusted EBITDA MARGIN	44.5%	43.4%